BRC Inc.

1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, Texas 78746

January 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Geoffrey Kruczek
Sergio Chinos

Re:	BRC Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 14, 2021
File No. 333-260942

Dear Messrs. Kruczek and Chinos:

This letter sets forth the responses of BRC Inc. (the “Registrant,” “we,” “our” or “us”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated December 28, 2021 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Registrant’s response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Form S-4/A Filed December 14, 2021

General

1.	We note your response to prior comment 3. It appears that, notwithstanding the form of the private transaction, the substance of the PIPE transaction will permit the recipients of those securities to receive unrestricted shares. We do not believe that attempting to register the offer and sale of securities that were issued privately is consistent with Section 5 of the Securities Act. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have revised the registration cover page of the Amended Registration Statement to remove the PubCo Class A Common Stock being registered in exchange for the SilverBox Class C Common Stock to be issued on a private placement basis in connection with the proposed Business Combination and revised the disclosure on the proxy statement / prospectus cover page and pages 32, 33 and 163 of the Amended Registration Statement.

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Securities and Exchange Commission

January 4, 2022

Thank you for your attention to this response. If you have any questions related to this letter, please contact Jonathan Ko at (213) 683-6188 of Paul Hastings LLP.

Very truly yours,

BRC Inc.

By:	/s/ Stephen Kadenacy
Name:	Stephen Kadenacy
Title:	Chief Executive Officer

cc:	Jonathan Ko, Paul Hastings LLP
David Hernand, Paul Hastings LLP
Stephen Napolitano, Kirkland & Ellis LLP
Joshua Korff, Kirkland & Ellis LLP
Peter Seligson, Kirkland & Ellis LLP